भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date 04-12-2009

Ref. No. CO/S&B/JAIN/2009/ 2437

FILE NO. 82-4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC Mail Processing Section

DEC 09 2009

Washington, DC
110

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/2423 dated 04.12.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(Jeevandas Narayan)
General Manager
Encl. as above

SUPPL

09047470

12/11

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 04-12-2009
Ref. No.: CO/S&B/JAIN/2009/2423

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
UPDATION- SBI GENERAL INSURANCE COMPANY LTD.
JOINT VENTURE WITH INSURANCE AUSTRALIA GROUP LTD. (IAG)

In terms of Clause 36 of the Listing Agreement, we advise as under :

" In terms of the Joint Venture Agreement signed by State Bank of India with Insurance Australia Group (IAG) on November 24, 2008 for its General Insurance subsidiary, SBI has made an investment of Rs. 111 Crores towards the 74% share of the equity capital of SBI General Insurance Company Ltd. IAG International Pty. Ltd. a subsidiary of Insurance Australia Group Ltd.(IAG), has made an investment of Rs.542.10 crores (including share premium) towards 26% share of the equity capital of SBI General Insurance Company Ltd. The subsidiary is expected to commence commercial operations in the first half of the calendar year 2010 subject to final approvals from Insurance Regulatory and Development Authority."

Yours faithfully,

(Jeevandas Narayan)
General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date :

Ref. No.:

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

CO/S&B/JAIN/2009/ 2232 Date: 07.11.2009

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/2205 dated 07.11. 2009, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. : as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :

Ref. No.:

CO/S&B/JAIN/2009/2205

Date: 07.11.2009

Dear Sir/Madam

FILE NO. 82.4524

LISTING AGREEMENT: CLAUSE 36
UTI ASSET MANAGEMENT COMPANY LIMITED (UTIAMC)
UTI TRUSTEE COMPANY PRIVATE LIMITED (UTITC)
DIVESTMENT OF STAKE IN FAVOUR OF
A FOREIGN STRATEGIC INVESTOR

In terms of Clause 36 of the Listing Agreement, we advise that State Bank of India has entered into definitive agreement with T. Rowe Price for proposed divestment of 6.5% stake in UTI Asset Management Company and UTI Trustee Company. SBI currently holds 25% share in each of the above Company. Post divestment, SBI's shareholding in each of these Companies will be reduced to 18.5%.

The transaction is subject to requisite Statutory and Regulatory approvals.

Yours faithfully,

(S.W.Tanksale)
General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
04-11-2009
Ref. No.:
CO/S&B/JAIN/2009/ 2185

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : LIMITED REVIEW REPORT
OF UNAUDITED FINANCIAL RESULTS FOR THE
QUARTER/HALF-YEAR PERIOD ENDED – 30TH SEPTEMBER, 2009

We enclose for your information, a copy of our letter No. CO/S&B/JAIN/2009/2169 dated the November 04, 2009 addressed to Bombay Stock Exchange, Mumbai, alongwith a copy of Limited Review Report.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
04-11-2009
Ref. No.:
CO/S&B/JAIN/2009/2169

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT : LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR PERIOD ENDED – 30th SEPTEMBER, 2009

In terms of Clause 41 of the Listing Agreement, we forward herewith a copy of the Limited Review report of unaudited financial results of the Bank for the quarter/half-year period ended the 30th September 2009, by the Auditors.

Yours faithfully,

(S.W.Tanksale)
General Manager

Encl. as above

To
The Board of Directors,
State Bank of India,
State Bank Bhavan,
Madame Cama Road,
Mumbai- 400021

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2009

1. We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the half year ended September 30, 2009. This statement is the responsibility of the Bank's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2 We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. The financial results incorporate the relevant returns of **42** branches reviewed by us, **73** branches reviewed by other Chartered Accountants as Concurrent Auditors of the Bank (including **23** Foreign Offices reviewed by local auditors specially appointed for this purpose) **321** branches reviewed by Bank's own officials acting as Concurrent Auditors, the returns of **287** branches certified by Branch Managers as per instructions of the Bank's Management and un-reviewed returns in respect of **11665** branches. In the conduct of our review, in addition to **42** branches reviewed by us, we have relied on the review reports received from the Bank's Concurrent Auditors, local auditors of Foreign Offices and Branch Managers of domestic branches, aggregating to **723** branches / offices. Apart from these review reports, in the conduct of our review, we have also relied upon various returns received from the branches of the Bank. These review reports, including those of **287** branches returns certified by Branch Managers as per instructions of the Bank's Management, cover **63.24%** of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, this review also covers **56.23%** of Non Performing Advances (NPAs) as on September 30, 2009, including those certified at **287** branches by the Branch Managers as per instructions of the Bank's Management.

4. Based on our review conducted as above and subject to limitation in scope as mentioned in para 3 above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance

with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

A K Sabat & Co.,
Chartered Accountants

A.K.Sabat
Partner : M.No.030310

V K Jindal & Co.,
Chartered Accountants

V. K. Jindal
Partner : M.No. 070766

Dutta Sarkar & Co.,
Chartered Accountants

B.K.Dutta
Partner : M.No. 016175

Gupta & Shah
Chartered Accountants

Sharad Shah
Partner : M.No.070601

B.M.Chatrath & Co
Chartered Accountants

S.Krishnan
Partner : M.No.51626

K.K.Soni & Co.,
Chartered Accountants

K. K. Soni
Partner : M.No.7737

Venugopal & Chenoy.,
Chartered Accountants

D.V.Jankinath
Partner : M.No.29505

Essveeyar
Chartered Accountants

R. Vijayaraghavan
Partner : M.No. 022442

K.G.Somani & Co
Chartered Accountants

B.Maheshwari
Partner : M.No. 088155

Dagliya & Co.
Chartered Accountants

P.Manohara Gupta
Partner : M.No. 016444

K.C.Mehta & Co.
Chartered Accountants

Milin Mehta
Partner : M.No. 038665

Kalyaniwalla & Mistry
Chartered Accountants

Viraf Mehta
Partner : M.No. 032083

M.Verma & Associates
Chartered Accountants

Madan Verma
Partner : M No.80939

Krishnamoorthy& Krishnamoorthy
Chartered Accountants

C.R.Rema
Partner: M.No. 029182

Mumbai
31st October 2009.

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER 2009

Rs. in crores

		Particulars	State Bank of India				
			Quarter ended		Half Year ended		Year ended
			30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	31.03.2009 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	17775.88	15566.50	35248.64	29365.70	63788.43
	(a)	Interest/discount on advances / bills	12668.83	11482.08	25025.95	21496.07	46404.71
	(b)	Income on investments	4512.14	3828.70	8850.67	7336.64	15574.11
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	404.46	201.81	1053.55	408.88	1474.38
	(d)	Others	190.45	53.91	318.47	124.11	335.23
2		Other Income	3525.16	2343.14	7093.91	4747.01	12690.79
3		TOTAL INCOME (1+2)	21301.04	17909.64	42342.55	34112.71	76479.22
4		Interest Expended	12167.06	10111.15	24614.94	19092.69	42915.29
5		Operating Expenses (i) + (ii)	4298.96	3605.28	9218.72	6864.47	15648.70
	(i)	Employee cost	2634.12	2221.20	6045.41	4352.15	9747.31
	(ii)	Other Operating Expenses	1664.84	1384.08	3173.31	2512.32	5901.39
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	16466.02	13716.43	33833.66	25957.16	58563.99
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	4835.02	4193.21	8508.89	8155.55	17915.23
8		Provisions (other than tax) and Contingencies (net of write-back)	1016.07	610.61	1188.81	2160.08	3734.57
		--- of which provisions for Non-performing assets	997.38	911.05	2231.62	663.65	2474.97
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00
10		Profit from Ordinary Activities before tax (7-8-9)	3818.95	3582.60	7320.08	5995.47	14180.66
11		Tax expenses	1328.91	1322.88	2499.68	2094.96	5059.42
12		Net Profit from Ordinary Activities after tax (10-11)	2490.04	2259.72	4820.40	3900.51	9121.24
13		Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	2490.04	2259.72	4820.40	3900.51	9121.24
		Share of Minority	0.00	0.00	0.00	0.00	0.00
15		Net Profit after Minority Interest	2490.04	2259.72	4820.40	3900.51	9121.24
16		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	634.88	634.88	634.88	634.88
17		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	57312.81	48401.19	57312.81	48401.19	57312.81
18		Analytical Ratios					
	(i)	Percentage of shares held by Government of India	59.41%	59.41%	59.41%	59.41%	59.41%
	(ii)	Capital Adequacy Ratio					
		Basel I	12.47%	12.14%	12.47%	12.14%	12.97%
		Basel II	14.11%		14.11%		14.25%
	(iii)	Earnings Per Share (EPS) (in Rs.)					
		(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	39.22 (not annualised)	35.61 (not annualised)	75.93 (not annualised)	61.53 (not annualised)	143.77
		(b) Basic and diluted EPS after Extraordinary items	39.22 (not annualised)	35.61 (not annualised)	75.93 (not annualised)	61.53 (not annualised)	143.77
	(iv)	NPA Ratios					
		(a) Amount of gross non-performing assets	17375.76	11846.19	17375.76	11846.19	15714.00
		(b) Amount of net non-performing assets	9927.29	6617.86	9927.29	6617.86	9677.42
		(c) % of gross NPAs	2.99%	2.38%	2.99%	2.38%	2.86%
		(d) % of net NPAs	1.73%	1.34%	1.73%	1.34%	1.79%
	(v)	Return on Assets (Annualised)	0.97%	1.13%	0.95%	0.99%	1.04%
19		Public Shareholding					
		--- No. of shares	257673022	257673022	257673022	257673022	257673022
		--- Percentage of Shareholding	40.59%	40.59%	40.59%	40.59%	40.59%
20		Promoters and Promoter Group Shareholding					
	(a)	Pledged/Encumbered					
		Number of Shares	NIL				
		Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)					
		Percentage of Shares (as a percentage of the total share capital of the company)					
	(b)	Non-encumbered					
		Number of Shares	377207200	377207200	377207200	377207200	377207200
		Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
		Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.41%	59.41%	59.41%	59.41%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Half Year ended		Year ended
			30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	30.09.2009 (Reviewed)	30.09.2008 (Reviewed)	31.03.2009 (Audited)
1		Segment Revenue (Income)					
	a	Treasury Operations	5994.49	4314.49	12379.92	8643.39	19838.88
	b	Corporate / Wholesale Banking Operations	6457.72	5094.81	12736.71	9508.74	24241.41
	c	Retail Banking Operations	8848.83	8500.34	17225.92	15960.58	32398.93
		Total	21301.04	17909.64	42342.55	34112.71	76479.22
2		Segment Results					
	a	Treasury Operations	1341.42	108.68	4683.09	-708.18	3744.64
	b	Corporate / Wholesale Banking Operations	1408.31	1572.93	2421.25	2601.04	5071.12
	c	Retail Banking Operations	1702.63	2337.03	1463.83	4964.96	7222.86
		Total	4452.36	4018.64	8568.17	6857.82	16038.62
		Add / (Less) : Unallocated	-633.41	-436.04	-1248.09	-862.35	-1857.96
		Operating Profit	3818.95	3582.60	7320.08	5995.47	14180.66
		Less : Income Tax	1328.91	1322.88	2499.68	2094.96	5059.42
		Less : Extraordinary Profit / Loss	0.00	0.00	0.00	0.00	0.00
		Net Profit	2490.04	2259.72	4820.40	3900.51	9121.24
3		Capital Employed (Seg. Assets - Seg. Liabilities)					
	a	Treasury Operations	19303.77	13166.77	19303.77	13166.77	19303.77
	b	Corporate / Wholesale Banking Operations	15672.85	29478.56	15672.85	29478.56	15672.85
	c	Retail Banking Operations	22971.07	6387.33	22971.07	6387.33	22971.07
		Total	57947.69	49032.66	57947.69	49032.66	57947.69

(Segment Assets and Liabilities are as on 31st March of the previous year)

The above results have been approved by the Central Board of the Bank at the meeting held on 31st October 2009 and were subjected to "Limited Review" by the Statutory Central Auditors of the bank.

FILE NO. 32.4524

Notes:

1. The working results for the half year ended 30th September 2009 have been arrived at after considering necessary provisions for NPAs, standard assets, standard derivative exposures and investment depreciation on the basis of prudential norms issued by RBI and other provisions made on an estimated basis for Bonus, Employees' Benefits (except Pension liability ascertained actuarially and accounted for), Income Tax (after adjustment for deferred tax), Wealth Tax and for other items/assets.

2. During the quarter ended 30th September, 2009 the Bank has raised Perpetual Debt Instruments of Rs. 1000 crores reckoned as Tier I Capital.

3. During the quarter ended 30th September 2009, the Bank has invested Rs. 4 Crores in Bank of Bhutan Ltd. towards 20% share of Tier I capital fund.

4. During the quarter ended 30th September 2009, the Bank has infused Rs. 30 Crores as equity in SBI Cards & Payment Services (P) Ltd., taking the total investment in the company to Rs. 366 crores.

5. The bank has signed an MOU in October, 2008 with State General Reserve Fund (SGRF) of Oman, for a general purpose private equity fund. While the RBI approval has been received, the approval of Govt. of India is still awaited.

6. Government of India has accorded sanction vide its letter dated 8th October 2009 to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore wherein the Bank holds 98.05% stake.

7. As per Agricultural Debt Waiver and Debt Relief Scheme 2008, the amounts receivable from the Central Government on account of debt waiver being Rs. 1883 crores (net of receipts from Government till date) and debt relief being Rs. 843 crores are treated as part of advances in accordance with the Scheme.

8. The Bank has implemented a special home loan scheme for the period December, 2008 to June 2009, arising out of which one time premium has been paid covering the lives of the borrowers over the tenure of the home loan availed. The total premium paid upto 30.09.2009 amounting to Rs. 151.37 crores on account of such scheme is being charged off over average loan period of 15 years and accordingly 1/15th of the premium amount has been charged off during the period.

9. The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 1593 crores has been made during the half year ended 30th September 2009 of which Rs. 483 crores is for the current quarter (aggregating to Rs. 3603 crores for the period November 2007 till September 2009) for the Bank's estimated liability in respect of wage revision.

10. The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS) consequent to its merger with the Bank in August 2008. Hence, the figures of the previous period are strictly not comparable.

11. Number of Investors' Complaints received and disposed of during the quarter ended 30th September 2009:
    (i) Pending at the beginning of the quarter – nil. (ii)Received during the quarter – 69.
    (iii)Disposed of during the quarter – 69 (iv) Lying unresolved at the end of the quarter – nil.

12. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

S. K. BHATTACHARYYA	R. SRIDHARAN	O. P. BHATT
Managing Director and CC & RO	Managing Director and GE(A&S)	Chairman

FILE NO. 32.4524

In terms of our Review Report of even date

A K Sabat & Co.,
Chartered Accountants

A.K.Sabat
Partner : M.No.030310

V K Jindal & Co.,
Chartered Accountants

V. K. Jindal
Partner : M.No. 070766

Dutta Sarkar & Co.,
Chartered Accountants

B.K.Dutta
Partner : M.No. 016175

Gupta & Shah
Chartered Accountants

Sharad Shah
Partner : M.No.070601

B.M.Chatrath & Co
Chartered Accountants

S.Krishnan
Partner : M.No.51626

K.K.Soni & Co.,
Chartered Accountants

K. K. Soni
Partner : M.No.7737

Venugopal & Chenoy.,
Chartered Accountants

D.V.Jankinath
Partner : M.No.29505

Essveeyar
Chartered Accountants

R. Vijayaraghavan
Partner : M.No. 022442

K.G.Somani & Co
Chartered Accountants

B.Maheshwari
Partner : M.No. 088155

Dagliya & Co.
Chartered Accountants

P.Manohara Gupta
Partner : M.No. 016444

K.C.Mehta & Co.
Chartered Accountants

Milin Mehta
Partner : M.No. 038665

Kalyaniwalla & Mistry
Chartered Accountants

Viraf Mehta
Partner : M.No. 032083

M.Verma & Associates
Chartered Accountants

Madan Verma
Partner : M No.80939

Krishnamoorthy& Krishnamoorthy
Chartered Accountants

C.R.Rema
Partner: M.No. 029182

Mumbai
31st October 2009.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No.:

FILE NO. 82.4524

CO/S&B/JAIN/2009/ 2171 Date: 03.11.2009

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/2171 dated 03.11. 2009, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. : as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :

Ref. No.:

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

CO/S&B/JAIN/2009/2171 Date: 03.11.2009

Dear Sir/Madam

LISTING AGREEMENT: CLAUSE 36
UPDATION – PROPOSED ACQUISITION OF STATE BANK OF INDORE

In terms of Clause 36 of the Listing Agreement, we enclose the detailed proposed scheme of acquisition of State Bank of Indore by State Bank of India which is subject to final approval by Boards of both the banks after the grievances of shareholders are considered, and approval by the Reserve Bank of India and the Government of India, under Section 35 of the SBI Act, 1955.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl: as above

FILE NO. 82.4524

SCHEME OF ACQUISITION OF STATE BANK OF INDORE BY STATE BANK OF INDIA

Whereas the State Bank of India (the "**Transferee Bank**"), with the sanction of the Government of India conveyed *vide* its letter dated October 8, 2009 has entered into negotiations with the State Bank of Indore (the "**Transferor Bank**") for acquiring, by way of amalgamation, the business including the assets and liabilities of the Transferor Bank (the "**Acquisition**") on the basis that the Acquisition would enable consolidation, convergence and synergies between the Transferor Bank and Transferee Bank and benefit the Indian banking sector and its stakeholders; and

Pursuant to the negotiations between the Transferee Bank and the Transferor Bank, the scheme of acquisition is drawn up as set out hereunder :

1. (a) This scheme may be called the Acquisition of State Bank of Indore Scheme, 2009 (the "**Scheme**").

   (b) Subject to any further modifications as the Central Board of the Transferee Bank and the Board of the Transferor Bank may deem appropriate and the approval of the RBI and the Government of India in terms of sub-section (2) of Section 35 of the State Bank of India Act, 1955 (23 of 1955) (the "**SBI Act**"), this Scheme shall come into effect on the effective date ("**Effective Date**") to be decided by the Board or the Executive Committee of the Central Board of the Transferee Bank after the publication of the order of the Government of India issued pursuant to sub-section (2) of Section 35 of the SBI Act (the "**Section 35 Order**") in the Official Gazette.

2. On and from the Effective Date, the undertaking of the Transferor Bank as it stood before the Effective Date shall, without any further act, instrument or

deed, stand transferred to, and vest in, the Transferee Bank in the manner provided herein.

3. The undertaking of the Transferor Bank which is transferred to, and will vest in, the Transferee Bank on and from the Effective Date shall be deemed to include all business, assets, rights, powers, authorities, licenses, permits, approvals, permissions, incentives, loans, subsidies, concessions, grants, liberties, special status' and other privileges and all properties namely, movable and immovable, real and personal, corporeal and incorporeal, goodwill, copyright, all rights under the intellectual property etc. in possession or reservation, present or contingent of whatever nature and wheresoever situated, including lands, commercial/residential premises, fixtures, vehicles, cash balances, deposits, foreign currencies, disclosed and undisclosed reserves, reserve fund, special reserve fund, benevolent reserve fund, any other fund, stocks, investments, shares, dividends, bonds, debentures, security, management of any industrial concern, loans, advances and guarantees given to industrial concerns, other tenancies, leases and book-debts and all other rights and interest arising out of such property as were immediately before the Effective Date in the ownership, possession or power of the Transferor Bank within or outside India, all books of account, registers, records and documents relating thereto and shall also be deemed to include all borrowings, liabilities and obligations of whatever kind within or outside India then subsisting of the Transferor Bank whether secured or unsecured, along with any charge, encumbrance, lien or security thereon or in respect thereof.

4. All contracts, deeds, bonds, guarantees, agreements, assurances, powers-of-attorney and other instruments of whatsoever nature and working arrangements subsisting immediately before the Effective Date shall be as of full force and effect against or in favour of the Transferee Bank and enforceable as fully and effectually as if, instead of the Transferor Bank, the Transferee Bank had been

named therein or had been a party thereto and it shall not be necessary to obtain the consent of any third party or other person who is a party to any of the aforesaid instruments or arrangements to give effect to the provisions of this clause.

5. Any proceeding or cause of actions, suits, decrees, recovery certificates, appeals and all other legal proceedings pending or existing immediately before the Effective Date before any court or tribunal or any other authority (including, for the avoidance of doubt, an arbitral tribunal), by or against the Transferor Bank may, as from the Effective Date, be continued and enforced by or against the Transferee Bank in which the Transferor Bank has vested by virtue of the Acquisition as it might have been enforced by or against the Transferor Bank as if the Acquisition had not taken effect and shall cease to be enforceable by or against the Transferor Bank.

6. (a) On the Effective Date, in consideration of the transfer and vesting of the entire undertaking of the Transferor Bank in the Transferee Bank in terms of this Scheme, the Transferee Bank shall, subject to the provisions of this Scheme, and without any further application, act or deed, issue and allot in accordance with all applicable laws / regulations, 34 equity shares of the face value of Rs. Ten (10) each credited as fully paid up in the capital of the Transferee Bank to those members of the Transferor Bank excluding the Transferee Bank and its nominees (the "**Non-Transferee Bank Shareholders**") whose names are recorded in the Register of Members and the records of the depository as members of the Transferor Bank on a date to be fixed by the Board of the Transferee Bank or its Executive Committee after the publication of the Section 35 Order (the "**Record Date**") for every 100 shares of the face value of Rs. Ten (10) each held by the Non-Transferee

Bank Shareholders in the Transferor Bank (the "**Share Exchange Ratio**"). Provided that:

(i) Where a Non-Transferee Bank Shareholders' holding in the Transferor Bank is such that such shareholder becomes entitled to a fraction of an equity share of the Transferee Bank, the Transferee Bank shall not issue fractional share certificates to such shareholder but shall pay to such shareholder, cash equal to the value of such fractional share determined in accordance with the valuation of the shares of the Transferee Bank conducted as set out in Clauses 7 and 8 hereof.

(ii) If there are any pending share transfers, whether lodged or outstanding, of any Non-Transferee Bank Shareholder on the Record Date, the Central Board or any committee of the Transferee Bank shall be empowered in appropriate cases, even subsequent to the Record Date or the Effective Date, to effectuate such a transfer of shares in the Transferee Bank as if such changes in registered holder were operative as on the Record Date in order to remove any difficulties arising to the transferor and/or transferee of the share in the Transferee Bank after the Effective Date.

(b) The shares of the Transferee Bank issued to the Non-Transferee Bank Shareholders in terms of Clause 6(a) above will rank for dividend, voting rights and in all other respects, pari-passu with the existing shares of the Transferee Bank on and from the Effective Date and shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange(s) in India, where the existing equity shares of the Transferee Bank are listed and/or admitted to trading.

(c) On the Effective Date:

(i) The share capital of the Transferee Bank shall stand enhanced to the extent of the face value of the shares issued to the Non Transferee Bank Shareholders and/or their nominees pursuant to the provisions of Clause 6 (a) hereof.

(ii) The entire share capital of the Transferor Bank shall, without any further act, deed or instrument, stand cancelled on and from the Record Date. The share certificates representing such shares shall, without any further act, deed or instrument, be deemed to be automatically cancelled, extinguished and be of no effect.

(iii) The shares of the Transferor Bank shall be delisted from stock exchange(s) in India where they are listed and/or admitted to trading. Provided that trading in the shares of the Transferor Bank shall cease on the Record Date.

(iv) The whole time directors, including the Managing Director, of the Transferor Bank shall, without any further, act, instrument or deed, cease to hold office and the Board of Directors of the Transferor Bank shall stand dissolved.

(v) The Transferor Bank shall, without any further act, deed or instrument, stand dissolved.

7. The Share Exchange Ratio set out at Clause 6(a) above has been approved by the Central Board of the Transferee Bank and the Board of the Transferor Bank as being a fair exchange ratio for the Acquisition after following the procedure briefly set out below:

(a) The Transferor Bank and the Transferee Bank separately and independently appointed M/s Haribhakti & Co. (qualified chartered accountants) and M/s Axis Bank Limited (Category I Merchant Bankers registered with the Securities and Exchange Board of India) (collectively referred to as the "**Independent Valuers**") to undertake a joint valuation of the shares of the Transferor Bank and the Transferee Bank for the purposes of determining a fair exchange ratio for the Acquisition.

(b) M/s Kotak Mahindra Capital Company Limited (Category I Merchant bankers registered with the Securities and Exchange Board of India) were appointed separately and independently by the Transferor Bank and the Transferee Bank to provide a fairness opinion to each of the Transferor Bank and the Transferee Bank in respect of the valuation conducted by the Independent Valuers as aforesaid.

(c) The Central Board of the Transferee Bank and the Board of the Transferor Bank considered the reports of the Independent Valuers and the fairness opinions submitted by M/s Kotak Mahindra Capital Company Limited as aforesaid and determined, further to negotiations, the Share Exchange Ratio as being a fair exchange ratio for the Acquisition.

8. (a) Shareholders of the Transferor Bank and the Transferee Bank shall be entitled to voice their grievances, if any, in relation to the Share Exchange Ratio set out at Clause 6(a) above in the manner prescribed in notices (both public and individual) issued to them for this purpose.

(b) The thresholds for consideration by the Expert Committee of objections raised by shareholders of the Transferor Bank and the Transferee Bank as above are as under:

(i) *For shareholders of the Transferee Bank:* Shareholders individually or collectively holding at least 1% of the total paid up equity capital of the Transferee Bank (i.e. shareholders individually or collectively holding at least 63.49 lac equity shares of the Transferee Bank) or 100 shareholders of the Transferee Bank acting collectively irrespective of the number of shares they are holding; and

(ii) *For shareholders of the Transferor Bank:* Shareholders individually or collectively holding at least 0.1% of the total paid up equity capital of the Transferor Bank (i.e. shareholders individually or collectively holding at least 17,500 equity shares of the Transferor Bank) or 100 shareholders of the Transferor Bank acting collectively irrespective of the number of shares they are holding.

(c) Objections in writing, raised by shareholders of the Transferor Bank and the Transferee Bank relating to the Share Exchange Ratio set out at Clause 6(a) above, meeting the thresholds set out at Clause 8(b) above and supported by reasons for the objection shall be considered by an independent expert committee constituted by the Central Board of the Transferee Bank and the Board of the Transferor Bank (the "Expert Committee") for this purpose. The Expert Committee shall be headed by a retired High Court Judge and comprise 2 qualified chartered accountants. The Expert Committee, after considering the valid objections from shareholders of the Transferor Bank and the Transferee Bank as set out above, shall provide its recommendations in the form of a report to the Central Board of the Transferee Bank and the Board of the Transferor Bank for their consideration. The

constitution of, terms of reference for, and the procedure to be followed by the Expert Committee shall be as prescribed by the Central Board of the Transferee Bank and the Board of the Transferor Bank.

(d) The Central Board of the Transferee Bank and the Board of the Transferor Bank shall separately and independently consider the report of the Expert Committee and revise the Share Exchange Ratio and/or the Scheme if they deem appropriate.

(e) The scheme (which shall include the share exchange ratio) for the Acquisition approved by the Central Board of the Transferee Bank and the Board of the Transferor Bank after consideration of the report of the Expert Committee shall then be submitted to the RBI for its approval along with a copy of the report of the Expert Committee (which shall contain a summary of the grievances of the shareholders of the Transferor Bank and the Transferee Bank considered by the Expert Committee).

(f) Upon and subject to the approval of the scheme of acquisition by the RBI, the RBI shall submit such scheme as approved by it to the Government of India for its approval. The approval of the Government of India of the scheme for the Acquisition, if granted, shall be conveyed vide the Section 35 Order and the share exchange ratio set out in such order shall be binding on the shareholders of the Transferor Bank and the Transferee Bank.

9. Every permanent officer or other permanent employee of the Transferor Bank (except the Board of Directors and Executive Trustees) and officers / employees on probation, serving in the employment of the Transferor Bank immediately before the Effective Date shall become, as from the Effective Date, an officer

or, as the case may be, employee of the Transferee Bank and shall hold his office or service therein in the Transferee Bank on such terms and conditions as may be approved by the Central Board of the Transferee Bank and shall continue to work in accordance therewith.

Provided that the pay and allowance offered to the employees/officers of the Transferor Bank shall not be less favourable, overall, as compared to what they would have drawn in the Transferor Bank.

10. Where an officer or other employee of the Transferor Bank does not exercise any option, within a period of 15 days from the date of the Option letter given for exercising the option, to be in the employment of the Transferee Bank, such officer or employee shall be deemed to have accepted to continue in the service of the Transferee Bank.

11. Notwithstanding anything contained in the Industrial Disputes Act, 1947 (14 of 1947) or in any other law for the time being in force, the transfer of the services of any officers or other employees of the Transferor Bank to the Transferee Bank shall not entitle to such officers or other employees to any compensation under the provisions of the Industrial Disputes Act, 1947 (14 of 1947) or any other law for the time being in force and no such claim shall be entertained by any court, tribunal or any other authority.

12. The officers or other employees who have retired before the Effective Date from the service of the Transferor Bank or opted not to join in the service of the Transferee Bank on and from the Effective Date and entitled to any benefits, rights or privileges from Transferor Bank shall be entitled to receive such benefits, rights or privileges from the Transferee Bank. Provided that any officers or employees of the Transferor Bank who opt not to join the service of the Transferee Bank on and from the Effective Date shall not be entitled to

notice or compensation, whether for retrenchment or otherwise (including for loss of office / employment or premature termination of his / her contract of employment with the Transferor Bank).

13. The Provident Fund or the Gratuity Fund or the Pension Fund or any other Funds of Transferor Bank and any other bodies created, established or constituted, as the case may be, for the officers or other employees shall continue with the Transferee Bank and any income tax or other tax exemption granted to the Provident Fund or the Gratuity Fund or the Pension Fund or any other funds, if any, shall continue to be applied to the Transferee Bank.

14. Notwithstanding anything contained in the SBI Act or the State Bank of India (Subsidiary Banks) Act, 1959 or any other law for the time being in force or the regulations of the Transferor Bank or the Transferee Bank, the Chairman, the Trustees, Executive Trustees or any other person entitled to manage the whole or substantial part of the business and the affairs of the Transferor Bank shall not be entitled to any compensation against the Transferor Bank or Transferee Bank, as the case may be, for the loss of office or for the premature termination of any contract of employment entered into by him with the Transferor Bank.

15. Any capital gains arising from the acquisition, which is in the nature of an amalgamation, would be entitled to the benefit of Section 47(vi) of the Income Tax Act, 1961.

16. The Transferee Bank, either through its Central Board or its Executive Committee, may give such directions as they may consider necessary to settle any questions or difficulty arising in relation to the meaning or interpretation of this Scheme, for due and complete implementation thereof, for removing any difficulties as may arise in the course of implementation of the Scheme and other matters connected therewith.

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